CHR HANSEN

VIA FEDERAL EXPRESS #

03 DEC 15 AM 7:21

Chr. Hansen, Inc.

9015 West Maple Street
Milwaukee, WI 53214 - 4298
U.S.A.

Phone : 414 - 607 - 5877
Fax : 414 - 607 - 5820

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



03045154

December 12, 2003

Dear Ladies and Gentlemen:

Chr. Hansen Holding A/S (the "Corporation"), an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 10/29/2003 – The Chr. Hansen Group Increases profit forecast for 2002/03 financial year
- 11/7/2003 – Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysis
- 11/12/2003 – New CFO of ALK-Abello`
- 11/18/2003 – Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S
- 11/18/2003 – Annual Report 2002/03
- 11/27/2003 – Mr. Sven Dyrlov Madsen, chairman of the board of directors has passed away
- 12/1/2003 – Notice of annual general meeting

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the pre-addressed, postage-paid envelope also enclosed herewith.

Sincerely,

CHR. HANSEN, INC.

Daniel R. Glomski
Legal Affairs Manager

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

12/17

Enclosures


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The Chr. Hansen Group increases profit forecast for 2002/03 financial year

29-10-2003

The Chr. Hansen Group

- The full-year 2002/03 profit from ordinary activities before tax will be DKK 135-140 million (excluding provisions for the Serbian claim) against the profit forecast of DKK 100-110 million made in the nine month report (Q3) 2002/03.
- In the Q3 2002/03 report the profit forecast for the full-year was expressed as follows:
  "The full-year 2002/03 forecast of profit from ordinary activities before tax is now DKK 115-125 million excluding provisions for the Serbian claim and costs in preparation of a potential independent listing of ALK-Abelló".
  In the Q3 report, costs in preparation of an independent listing of ALK-Abelló were estimated at DKK 15-20 million. As these costs are included in ordinary expenses, the above profit forecast of DKK 115-120 million corresponds to a profit from ordinary activities before tax of DKK 100-105 million when the costs in preparation of an independent listing of ALK-Abelló are deducted.
- The announcement of annual results is to be released on November 18, 2003.

The increased profit forecast is, among other things, based on the following:

Chr. Hansen – Ingredients

- The organic growth rate of 6% in Q4 2002/03 was higher than expected in the Q3 report, leading to revenue of approximately DKK 3.35 billion in 2002/03.
- Higher exchange rates in Q4 than expected, including a DKK/USD exchange rate of DKK 6.78 per USD as at August 31, 2003.

ALK-Abelló - Allergy Vaccines

- EBITA for the core business in Q4 was higher than expected.
- Pipeline costs are now forecast at a total of approximately DKK 220 million compared to the earlier forecast total of approximately DKK 225 million.

New Executive Vice President of Research & Development in ALK-

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Abelló

Henrik Jacobi (38) has been appointed new Executive Vice President, Research & Development in ALK-Abelló as of December 1, 2003. Henrik Jacobi, who is a doctor, has headed ALK-Abelló's biological research department since 2001. He has previously worked as a scientist at the allergy clinic at Rigshospitalet (Copenhagen University Hospital), and he has been involved in a number of scientific publications regarding allergy. Henrik Jacobi will succeed Torbjørn Bjerke, who has been appointed CEO of a Swedish biotech company as of January 1, 2004.

Hørsholm, October 29, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact Erik Sørensen, President and CEO, or José Moreno, Director of Investor Relations, phone +45 45 74 74 74.


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Release date of announcement of 2002/03 financial results for the Chr. Hansen Group and meeting of analysts

07-11-2003

The Chr. Hansen Group will announce its 2002/03 financial results on Tuesday November 18, 2003.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 – 12 Bøge Allé in Hørsholm. The meeting will be held in English and webcast live on our website, www.chr-hansen.com.

Please contact IR Coordinator Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before November 13, 2003, if you wish to participate.

Hørsholm, November 7, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO

For further information please contact José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74.

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New CFO of ALK-Abelló

12-11-2003

Jutta of Rosenborg (45), state authorized public accountant, is appointed new CFO & EVP, Finance and IT of ALK-Abelló, which is part of the Chr. Hansen Group.

Jutta of Rosenborg comes from the position of Vice President, Group Accounting of the Chr. Hansen Group, where she was responsible for, among other things, group accounts, tax and external reporting to the Copenhagen Stock Exchange as well as for the accounting departments of Chr. Hansen Holding A/S and the Chr. Hansen Group's Ingredients Sector.

Jutta of Rosenborg has previously worked as an accountant and a consultant with Deloitte & Touche, among others. She represents Danish Industries in the accounting panel set up by The Institute of State Authorized Public Accountants and in the accounting council that advises The Danish Commerce and Companies Agency in accounting matters. In 2001, as head of the accounting department of the Chr. Hansen Group, Jutta of Rosenborg received Børsen's accounting diploma for significantly raising the standard of the Chr. Hansen annual report.

Jutta of Rosenborg takes over from Mikael Thinghuus, who has been appointed new CFO of ECCO A/S. She will officially commence her position with ALK-Abelló today, but will continue to attend to her current duties in the Chr. Hansen Group until her successor has been found.

"We received many extremely qualified applications for the position as CFO in ALK-Abelló. I am therefore very pleased that the person best qualified was found within the Chr. Hansen Group. Jutta of Rosenborg has a very strong professional profile and brings all the right competences to ALK-Abelló with a view to the tasks we are facing in connection with a potential spin-off from the Chr. Hansen Group. I look very much forward to working with her", says Jens Bager, President & CEO of ALK-Abelló.

"It is of course always sad to say goodbye to such a competent and well-liked colleague as Jutta of Rosenborg. If it has to happen, however, I am glad it is to our colleagues in the Allergy Sector. I am sure that she brings all the right competences to ALK-Abelló with a view to the tasks the company faces in the future. I would like to take this opportunity to thank Jutta for her considerable contribution to the Chr. Hansen Group and wish her all the best for the future", says Leif Nørgaard, CFO of the Chr. Hansen Group.

For further information please contact José Moreno, Director Investor Relations, or Leif Nørgaard, CFO, phone +45 45 74 74 74.

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2002/03 financial results

18-11-2003

Announcement of 2002/03 financial results for the Chr. Hansen Group and Chr. Hansen Holding A/S

Chr. Hansen – Food Ingredients

- Revenue increased by 2% in local currencies following 6% organic growth in Q4. Overall, exchange rates fell by 11%, and revenue fell by 9% in DKK-terms to DKK 3,345 million
- The EBITA margin rose from 11.3% to 13.0%. EBITA increased by 5% to DKK 435 million. Measured in local currencies, EBITA increased by 15%
- The return on average invested capital (ROAIC) increased from 10.1% to 11.6%
- The free sector cash flow before financial items amounted to DKK 277 million
- For the 2003/04 financial year, the target is 5% organic growth and, assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 6.40), which is 4-5% lower than in 2002/03, revenue and EBITA are expected to be at the 2002/03 level

ALK-Abelló – Allergy Vaccines

- Revenue increased by 1% to DKK 991 million - organic growth was 5%
- EBITA for the core business was DKK 120 million against DKK 112 million in 2001/02
- Pipeline costs increased to DKK 219 million from DKK 159 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study has been completed - data are being processed
- For the 2003/04 financial year, organic growth in the core business is forecast at 3%. EBITA is forecast at the 2002/03 level due to product-launch costs. The pipeline costs are expected to be at the 2002/03 level

Chr.Hansen Group

- Revenue increased by 2% in local currencies, but fell by 7% to DKK 4,336 million owing to falling exchange rates
- Profit from ordinary activities before tax was DKK 139 million compared to DKK 173 million in 2001/02, mainly as a result of increasing pipeline costs in ALK-Abelló and costs in preparation

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of a potential independent listing of ALK-Abelló

- Net interest-bearing debt was reduced by DKK 17 million to DKK 2,297 million
- Net profit for the year attributable to Chr. Hansen Holding A/S was DKK 9 million against DKK 49 million in 2001/02
- For the 2003/04 financial year, profit from ordinary activities before tax is forecast at DKK 140-170 million against DKK 139 million in 2002/03, assuming that exchange rates remain unchanged

Hørsholm, November 18, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen

President & CEO



2002/03 financial statement

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

CHR HANSEN



Group

Announcement No. 5 in 2002/03

ANNOUNCEMENT OF 2002/03 FINANCIAL RESULTS FOR THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

Chr. Hansen – Food Ingredients

- Revenue increased by 2% in local currencies following 6% organic growth in Q4. Overall, exchange rates fell by 11%, and revenue fell by 9% in DKK-terms to DKK 3,345 million
- The EBITA margin rose from 11.3% to 13.0%. EBITA increased by 5% to DKK 435 million. Measured in local currencies, EBITA increased by 15%
- The return on average invested capital (ROAIC) increased from 10.1% to 11.6%
- The free sector cash flow before financial items amounted to DKK 277 million
- For the 2003/04 financial year, the target is 5% organic growth and, assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 6.40), which is 4-5% lower than in 2002/03, revenue and EBITA are expected to be at the 2002/03 level

ALK-Abelló – Allergy Vaccines

- Revenue increased by 1% to DKK 991 million – organic growth was 5%
- EBITA for the core business was DKK 120 million against DKK 112 million in 2001/02
- Pipeline costs increased to DKK 219 million from DKK 159 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study has been completed – data are being processed
- For the 2003/04 financial year, organic growth in the core business is forecast at 3%. EBITA is forecast at the 2002/03 level due to product-launch costs. The pipeline costs are expected to be at the 2002/03 level

Chr. Hansen Group

- Revenue increased by 2% in local currencies, but fell by 7% to DKK 4,336 million owing to falling exchange rates
- Profit from ordinary activities before tax was DKK 139 million compared to DKK 173 million in 2001/02, mainly as a result of increasing pipeline costs in ALK-Abelló and costs in preparation of a potential independent listing of ALK-Abelló
- Net interest-bearing debt was reduced by DKK 17 million to DKK 2,297 million
- Net profit for the year attributable to Chr. Hansen Holding A/S was DKK 9 million against DKK 49 million in 2001/02
- For the 2003/04 financial year, profit from ordinary activities before tax is forecast at DKK 140-170 million against DKK 139 million in 2002/03, assuming that exchange rates remain unchanged

Corporate headquarters: 10 – 12 Bøge Allé, DK-2970 Hørsholm
Phone: +45 45 74 74 74, Fax: +45 45 74 88 88, www.chr-hansen.com
Please contact: Erik Sørensen, President and CEO or Jose A. Moreno, Director Investor Relations and M&A

Financial review for 2002/03

Chr. Hansen – Ingredients Sector

Income statement, September 1 – August 31

Q4 01/02	%	**Q4 02/03**	%	DKKm	**02/03**	%	01/02	%
882	*100*	**873**	*100*	**Revenue**	**3,345**	*100*	3,681	*100*
(543)	*62*	**(533)**	*61*	Cost of sales	**(2,015)**	*60*	(2,307)	*63*
339	*38*	**340**	*39*	**Gross profit**	**1,330**	*40*	1,374	*37*
(62)	*7*	**(57)**	*7*	Research and development costs	**(228)**	*7*	(228)	*6*
(165)	*18*	**(169)**	*19*	Sales, marketing and administrative expenses	**(667)**	*20*	(730)	*20*
112	*13*	**114**	*13*	**Operating profit before amortization of goodwill (EBITA)**	**435**	*13*	416	*11*
(15)	*2*	**(15)**	*2*	Amortization of goodwill	**(64)**	*2*	(67)	*2*
97	*11*	**99**	*11*	**Operating profit (EBIT)**	**371**	*11*	349	*9*

Q4 01/02	%	**Q4 02/03**	%	DKKm	**02/03**	%	01/02	%
59	*7*	**56**	*6*	Depreciation and amortization of goodwill charged to the income statement	**235**	*7*	247	*7*
156	*18*	**155**	*17*	**Operating profit before depreciation and amortization (EBITDA)**	**606**	*18*	596	*16*

Revenue. Organic growth for the year was 2%, composed of 4% in Europe, South America and Asia/Pacific/Middle East and minus 1% in North America. The combined organic growth rate in Q4 was 6% against the expected rate of 3%.

As the year progressed, the Ingredients Sector – like other major players among the food ingredients producers – saw that the expected market improvement would fail to materialize for a major part of the year, but it was encouraging to see that the trend improved towards the end of the year.

Management still believes that the low organic growth reflected stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Furthermore, revenue was affected by low raw material prices for products such as animal rennet enzymes and natural colours, which had an adverse effect on selling prices.

Under these difficult market conditions, the Ingredients Sector managed to improve the EBITA margin significantly, partly at the expense of revenue growth.

Although growth was slower than expected, it was satisfying to see that Q4 organic revenue growth in North America was 4%. In addition, it was positive that Q4 organic growth in Europe, South America and Asia/Pacific/Middle East was 7%.

As exchange rates, especially of USD-related currencies, fell by a combined 11%, revenue fell to DKK 3,345 million from DKK 3,681 million in 2001/02.

In cultures, the significant improvement in organic growth continued, driven among other things by very favourable developments in the dairy industry. In order to satisfy the booming demand for cultures, investments in production capacity in France and the USA were initiated and completed during the year. Falling raw material prices resulted in a corresponding fall in the prices of animal rennet enzymes and natural colours.



Geographic distribution - Organic growth per quarter
15
10
5
%0
-5
-10
-15
Q1 00/01
Q2 00/01
Q3 00/01
Q4 00/01
Q1 01/02
Q2 01/02
Q3 01/02
Q4 01/02
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03
Global
North America
Europe, South America & Asia

Revenue

DKKm	**02/03**	01/02
North America	**1,210**	1,458
Europe, South America & Asia	**2,135**	2,223
Ingredients	**3,345**	3,681

Europe
Revenue in Europe was DKK 1,647 million in 2002/03 compared to DKK 1,664 million in 2001/02. Organic growth was 3%, while falling exchange rates reduced revenue by 4%. Organic growth in Q4 was 7%.

Performance in the region was characterized by continued very satisfactory growth rates in countries such as Russia, and within products for the dairy industry in countries such as France, while sales of products for the meat industry in Italy were satisfactory although at lower growth rates than in previous years. Sales in Scandinavia were also satisfactory, while sales growth in Poland was lower than normal owing to recession. Sales of natural colours in England were lower than last year due to lower sales prices and a reduction of the market share.

We expect to continue to increase our efforts in Eastern Europe by opening new offices or companies.

North America
Revenue in North America was down 17% from DKK 1,458 million to DKK 1,210 million. Revenue fell 1% in local currencies, while exchange rates fell 16%. The EBITA margin was at the same level as last year.

As mentioned above, organic growth in Q4 was 4%.

Sales of cultures and enzymes for the dairy industry continued the positive trend, resulting in rising market shares. In particular, sales of EASY-SET™ cultures to the large US cheese dairies continued to improve.

Within natural colours, lower raw material prices for certain products and increased competition from synthetic colours resulted in lower revenue than last year. In the field of Animal Health, a prolonged drought and resulting financial problems in the agricultural sector had an adverse impact on sales, especially of silage cultures.

The relocation of the production of excipients for the pharmaceutical industry from the plant in Vineland, NJ, to Stoughton, WI, in the USA has now been completed. The Vineland plant was closed down and divested in October 2003 at no accounting loss. Sales in this product area performed very well, and the area shows interesting potential.

South America
Revenue in South America – expressed in DKK – fell 27% from DKK 302 million to DKK 220 million due to the sharp devaluations of the Argentine and Brazilian currencies. Organic growth in Q4 was 3%. The economic slowdown caused a substantial fall in the market for industrially produced foods, and thus for ingredients, but Chr. Hansen succeeded in retaining its market shares in the most important product areas and was able to increase market shares in selected areas.

However, overall revenue and results for the region were not satisfactory due to the market conditions in the region.

Asia/Pacific/Middle East
Revenue in this region increased by 4% from DKK 257 million to DKK 268 million. Organic growth was 6%, while falling exchange rates reduced revenue by 2%. Organic growth in revenue was 2% in Q4.

The sales performance in Asia during the year was affected by SARS and the resulting slowdown, but organic growth nevertheless reached 14%. During the year, an office was opened in Beijing, China, and the staff at the office in Malaysia was increased substantially.

Sales growth in the Middle East remained satisfactory. Sales efforts were intensified and several sales promoting activities were held or are planned for the near future.

Sales in Australia were affected by the falling prices of animal rennet enzymes, and organic growth was therefore negative.

A new sales subsidiary has been established in Mumbai, India, after the end of the financial year with a view to promoting activities in this large market.

Gross profit fell to DKK 1,330 million due to the lower revenue in DKK-terms. Conversely, the gross margin rose by 2.5 p.p. from 37.3% to 39.8% as a result of the focus on improving the product and customer mix and improved production efficiency.

The Q4 gross profit was DKK 340 million, the same level as last year in spite of lower revenue in DKK-terms. The gross margin rose by 0.5 p.p. to 38.9% in Q4.

Capacity costs fell 7% to DKK 895 million, mainly as a result of falling exchange rates and tight cost management.

In spite of falling exchange rates, R&D costs were unchanged in DKK-terms, reflecting a strengthening in real terms of this area, which now accounts for 6.8% of revenue. There is also increased focus on high-margin products within R&D, in addition to a focus on increasing the speed of carrying through projects and on increasing competencies in selected areas. Moreover, increased resources were used in connection with the collaboration with Novozymes.

Operating profit before amortization of goodwill (EBITA) increased by 5% to DKK 435 million. EBITA was adversely affected by falling exchange rates. Measured in local currencies, EBITA increased by 15%. The EBITA margin increased from 11.3% to 13.0% as a result of the continued focus on improving profitability.

EBITA

DKKm	**02/03**	01/02
North America	**102**	121
EBITA % of sales	*8.4%*	*8.3%*
Europe, South America & Asia	**333**	295
EBITA % of sales	*15.6%*	*13.3%*
Ingredients	**435**	416
EBITA % of sales	*13.0%*	*11.3%*

Q4 EBITA was DKK 114 million, or slightly higher than in the previous year in spite of lower revenue in DKK-terms as a result of falling exchange rates. The Q4 EBITA margin rose from 12.7% to 13.0%.

Amortization of goodwill fell DKK 3 million to DKK 64 million as a result of the falling exchange rates.

Operating profit (EBIT) increased by 6% to DKK 371 million. Measured in local currencies, the increase was 19%.

Balance sheet
The invested capital was reduced by DKK 11 million from DKK 3,208 million at the end of 2001/02 to DKK 3,197 million at the end of 2002/03.

The return on average invested capital (ROAIC) increased from 10.1% to 11.6%, a satisfactory performance in light of the difficult market conditions during the year, including a number of external factors such as the war in Iraq, SARS in the Far East, sharply falling exchange rates and recession in a number of countries. The improvement was the result of the strategic change implemented about two years ago.

The free sector cash flow before financial items was an inflow of DKK 277 million compared to an inflow of DKK 496 million in 2001/02. The free sector cash flow was adversely affected by inventory build-up within certain product groups. However, it should be remembered that inventories were reduced significantly last year. Inventories had been reduced by too much in a few areas and were therefore increased during the 2002/03 financial year in order to reach an optimum balance between the size of inventories, production capacity and reliability of supply.

The Q4 free sector cash flow before financial items was DKK 89 million, which was on a level with the operating profit for the quarter.

Sector cash flow before financial items

DKKm	**02/03**	01/02
Operating profit	**371**	349
Depreciation, amortization and impairment	**235**	247
Change in working capital, adjustments etc.	**(85)**	136
Sector cash flow from operating activities	**521**	732
Gross investments*)	**(244)**	(236)
Free cash flow before financial items	**277**	496

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Outlook for 2003/04

The target for the 2003/04 financial year is 5% organic growth and, assuming that exchange rates remain at the current level (including an exchange rate of USD 1 = DKK 6.40), which is 4-5% lower than the level of exchange rates in 2002/03, revenue and EBITA are forecast to be at the same level as in 2002/03.

The results are sensitive to exchange rate fluctuations, and a 1% change in the average exchange rate would, everything else being equal, change EBITA by approximately 2%.

Financial review for 2002/03
ALK-Abelló – Allergy Sector

Q4 01/02	%	Q4 02/03	%	Income statement, September 1 - August 31 DKKm	02/03	%	01/02	%
203	*100*	**209**	*100*	**Revenue**	**991**	*100*	980	*100*
(113)	*56*	**(88)**	*42*	Cost of sales	**(398)**	*40*	(414)	*42*
90	*44*	**121**	*58*	**Gross profit**	**593**	*60*	566	*58*
(47)	*23*	**(84)**	*40*	Research and development costs	**(278)**	*28*	(213)	*22*
(102)	*50*	**(96)**	*46*	Sales, marketing and administrative expenses	**(414)**	*42*	(400)	*41*
(59)	*(29)*	**(59)**	*(28)*	**Operating profit before amortization of goodwill (EBITA)**	**(99)**	*(10)*	(47)	*(5)*
(1)	*(1)*	**(1)**	*(1)*	Amortization of goodwill	**(3)**	*0*	(3)	*0*
(60)	*(30)*	**(60)**	*(29)*	**Operating profit (EBIT)**	**(102)**	*(10)*	(50)	*(5)*

Q4 01/02	%	Q4 02/03	%	DKKm	02/03	%	01/02	%
11	*6*	**12**	*6*	Depreciation and amortization of goodwill charged to the income statement	**46**	*5*	43	*4*
(49)	*(24)*	**(48)**	*(23)*	**Operating profit before depreciation and amortization (EBITDA)**	**(56)**	*(5)*	(7)	*(1)*

Study of tablet against grass pollen allergy: The Prograss Study
The Prograss Study, the international Phase IIb-III study of ALK-Abelló's tablet against grass pollen allergy, was completed in the late summer of 2003 with respect to the course of treatment. In the period up to the grass pollen season, approximately 850 patients were enrolled in the study. During the season, the patients were treated with tablets containing either the active compound or placebo.

The Phase IIb-III study was carried out at allergy clinics in seven European countries and Canada as a multi-center, randomized, double-blind, placebo-controlled study to evaluate the efficacy and safety of the tablet at three different doses of grass pollen allergen compared to placebo.

Publication of the results is scheduled for the first quarter of the 2004 calendar year.

Agreement with Schering-Plough
ALK-Abelló A/S signed an agreement with Schering-Plough, a US pharmaceutical company, in October 2002. The agreement comprised partly collaboration on The Prograss Study of ALK-Abelló's tablet against grass pollen allergy, partly an option to participate in a broad collaboration on the development, marketing and sale of all non-subcutaneous immunotherapeutic products in ALK-Abelló's pipeline, including the tablet against grass pollen allergy.

When the results of The Prograss Study have been reported, Schering-Plough is to decide whether they want to exercise their option, thereby gaining the exclusive right to participate in the further development and marketing of all present and future non-subcutaneous allergy vaccines in ALK-Abelló's pipeline. If Schering-Plough exercises the option, ALK-Abelló could receive up-front and milestone payments totalling USD 125 million for the first four products developed under the agreement.

If Schering-Plough chooses to exercise the option, they will pay most of the development costs for the mentioned four products and pay royalties to ALK-Abelló when the products are marketed.

The world's largest clinical study of subcutaneous allergy vaccination: The AVANZ Study
ALK-Abelló has completed the world's largest clinical study to date of subcutaneous allergy vaccination. The double-blind, placebo-controlled Phase III study of Alutard® SQ *grass pollen* enrolled 410 adult patients at 26 allergy clinics in the UK.

The AVANZ Study documents that patients with hay fever caused by grass pollen allergy who are treated with Alutard® SQ get significantly fewer hay fever symptoms and need less traditional, symptom-relieving medication than the control group (placebo). Even though the study solely focused on the immediate effect achieved already during the first pollen season in the three to five year treatment process with Alutard® SQ, more than a 30% reduction compared to placebo was registered in both symptoms and consumption of medication.

Based on these favourable results, ALK-Abelló has initiated the registration procedure for a marketing authorization in the UK.

Clinical study of Alutard® SQ *house dust mite* in China
During the summer of 2003, Chinese physicians carried out a clinical study of ALK-Abelló's subcutaneous Alutard® SQ *house dust mite* vaccine. The study enrolled about 130 patients suffering from allergic rhinitis and/or allergic asthma caused by house dust mites, which is presumably the most significant cause of allergy in China.

The study has now been completed with favourable results, and ALK-Abelló has initiated the registration procedure for launch of Alutard® SQ *house dust mite* in China. If the regulatory authorities in China approve the registration application, ALK-Abelló will initially offer the treatment to allergy clinics at hospitals in selected major cities.

ALK-Abelló's pipeline continues to consist of seven new vaccines. See the figure below. The launch of clinical studies concerning tablets against house dust mite, ragweed and birch pollen allergy awaits the results of the Prograss study (the tablet against grass pollen allergy).

Successful reorganization in the USA
During the financial year, ALK-Abelló Inc. in the USA carried out a comprehensive reorganization with satisfactory results. As part of this process, the department in Texas is now the US distribution and administrative center, while ALK-Abelló in New York will focus on the production of allergen extracts for the entire US market. Thus, the production of allergen extracts in Texas was closed down. A provision for the costs of the reorganization had been made in the 2001/02 financial year.

New product line in Southern Europe
In the Southern European region, ALK-Abelló has successfully launched an upgraded version of its subcutaneous Pangramin® allergy vaccine. The new product line, Pangramin® Plus, is based on a more user-friendly up-dosing program. Preliminary sales figures show that the new product has been well received by patients and physicians.

Mandatory discount in Germany
The German parliament has resolved that effective January 1, 2003 most pharmaceutical products would be subject to a mandatory discount of 6% of the selling price. However, the negative effect of the discount which, in isolation, amounted to about DKK 12 million in the 2002/03 financial year, was partially offset through targeted sales efforts by ALK-Scherax, the German sales subsidiary. To a wide extent, these efforts compensated for the direct financial effects of the discount.

***In vitro* diagnostics**
ALK-Abelló collaborates with Bayer Diagnostics on the introduction of *in vitro* allergy tests on Bayer's Advia Centaur Immunoassay System. By the end of the financial year, ALK-Abelló had completed the development of a vast majority of the overall allergy test portfolio, which will now be marketed globally by Bayer Diagnostics supported by ALK-Abelló. However, the former Magic Lite product line was phased out much faster than expected, which had a negative effect on net profit due to lower sales and inventory writedowns.

Study of Alutard® SQ *Phleum pratense* in Denmark
In the period up to May 9, 2003, ALK-Abelló was contacted by a number of Danish physicians due to an increased number of reported adverse events in Denmark related to a single allergy vaccine product – the subcutaneous vaccine against grass pollen allergy, Alutard® SQ *Phleum pratense* (grass sort Timothy grass).

Product specifications			Status				
Product type	Active ingredient	Indication	Research	Preclinical	Phase I	Phase II	Phase III
Subcutaneous (UK)	Biological grass pollen allergen	Rhinitis			application for registration filed		
Tablet	Biological grass pollen allergen	Rhinitis					
Tablet	Biological house dust mite allergen	Rhinitis / Asthma					
Tablet	Biological ragweed allergen	Rhinitis					
Tablet	Recombinant birch pollen allergen	Rhinitis					
Subcutaneous	Recombinant grass pollen allergen	Rhinitis / Asthma					
Subcutaneous	Recombinant house dust mite allergen	Rhinitis / Asthma					

In all cases, the adverse events were known and to be expected and described in international guidelines as well as in the summary of product characteristics and package insert for the vaccine. In view of the increased number of contacts, which coincided with a significant increase in the number of patients, ALK-Abelló asked all general practitioners and allergy specialists using the product to temporarily reduce the maximum dosage of the allergy vaccine in question to a level that would cause fewer adverse events.

ALK-Abelló concurrently initiated a large number of analyses of all measurable factors related to the vaccine in question and the reactions observed. The unambiguous conclusion to all analyses was that the vaccine fully complies with the specifications approved by the regulatory authorities. Accordingly, ALK-Abelló cancelled the temporary recommendation of a dosage reduction following discussions with the Danish Medicines Agency.

After the end of the financial year, the Danish Medicines Agency has closed the matter with an evaluation of a periodic safety update report (PSUR) for Alutard® SQ *Phleum pratense*. On the basis of the report, the Danish Medicines Agency has cancelled its recommendation of not starting up new patients in vaccination treatment.

Sales of Alutard® SQ *Phleum pratense* account for about 1% of ALK-Abelló's revenue.

Transfer of subsidiaries to ALK-Abelló A/S
ALK-Abelló A/S forms part of the Allergy Sector, which again forms part of the Chr. Hansen Group. Chr. Hansen Holding A/S, the parent company of the Chr. Hansen Group, transferred the ownership of all ALK-Abelló companies to ALK-Abelló A/S, the parent company of the Allergy Sector, with effect as from the financial statements of September 1, 2002. Chr. Hansen Holding A/S paid the costs involved in the transfer.

As a result of this transfer, ALK-Abelló is now also legally a group, which can be spun off from the Chr. Hansen Group by ALK-Abelló A/S being spun off.

Revenue increased by 1% from DKK 980 million to DKK 991 million. Exchange rates reduced revenue for the year by 4%. Accordingly, organic growth was 5%, which was satisfactory and at the high end of the company's forecast at the beginning of the financial year. Organic growth in Q4 was 4%, and revenue amounted to DKK 209 million compared to DKK 203 million last year.

Revenue from allergy vaccines increased by 2% from DKK 736 million to DKK 752 million. Organic growth for allergy vaccines was 5%, driven by 8% organic sales growth in European initial treatments. Q4 organic growth for allergy vaccines was 3%.

Gross profit for the year was DKK 593 million compared to DKK 566 million last year. The gross margin rose from 58% to 60%, primarily owing to the reorganization of ALK-Abelló's production facilities in the USA.

Capacity costs increased by DKK 79 million, of which DKK 65 million represented an increase in ALK-Abelló's ongoing investments in R&D.

Operating profit before amortization of goodwill (EBITA) was a loss of DKK 99 million compared to a loss of DKK 47 million last year.

EBITA for the core business was DKK 120 million compared to DKK 112 million last year. EBITA for 2002/03 was adversely affected by falling exchange rates compared to 2001/02. In local currency terms, EBITA was 13% higher than in 2001/02.

This performance should be seen in light of the fall in revenue of approximately DKK 12 million which ALK-Abelló suffered as a result of the mandatory 6% discount imposed in Germany.

Pipeline costs increased from DKK 159 million to DKK 219 million, primarily as a result of costs incurred for the Phase IIb-III study of ALK-Abelló's sublingual tablet against grass pollen allergy. Income of DKK 15 million and cost reimbursements of DKK 22 million from Schering-Plough have been offset against pipeline costs for 2002/03.

The pipeline costs primarily include R&D costs and certain other pipeline-related capacity costs.

EBITA

DKKm	**02/03**	01/02
Core Business	**120**	112
EBITA % of sales	*12.1%*	*11.4%*
Pipeline	**(219)**	(159)
Allergy	**(99)**	(47)

Amortization of goodwill amounted to DKK 3 million.

Operating profit (EBIT) was a loss of DKK 102 million compared to a loss of DKK 50 million last year.

The free sector cash flow before financial items improved by DKK 2 million compared to the level of last year and was an outflow of DKK 63 million compared to an outflow of DKK 65 million in 2001/02 in spite of the rising pipeline costs. The reason was a reduction of working capital, in particular a reduction of inventories.

Gross investments amounted to DKK 66 million compared to DKK 61 million last year.

Sector cash flow before financial items

DKKm	**02/03**	01/02
Operating profit	**(102)**	(50)
Depreciation, amortization and impairment	**46**	43
Change in working capital, adjustments etc.	**59**	3
Sector cash flow from operating activities	**3**	(4)
Gross investments*)	**(66)**	(61)
Free cash flow before financial items	**(63)**	(65)

*) A share of Chr. Hansen Holding's investments in the sector is included in gross investments

Total assets fell from DKK 1,053 million to DKK 980 million as at August 31, 2003, of which fixed assets account for DKK 427 million, and current assets account for DKK 553 million.

Events after the end of the financial year
At the time of the presentation of the financial statements, it is most likely that the German parliament will resolve to increase the mandatory discount from 6% to 16% of the selling price effective from January 1, 2004. As a consequence, ALK-Abelló A/S and its partner Schering AG have asked the German subsidiary to pursue a particularly tight cost management policy. However, this will only partially compensate for the increased discount.

Outlook for 2003/04

For the 2003/04 financial year, organic growth in **core business** revenue is forecast at approximately 3% after recognition of the effect of the above mentioned potential increase in the mandatory discount in Germany, which would reduce revenue by 2%.

EBITA for the **core business** is forecast at the same level as in 2002/03 owing to costs in preparation of the launch of Alutard® SQ and the launch of a new SLIT concept in Southern Europe.

The **pipeline costs** are also expected to remain at the 2002/03 level, which included payments from Schering-Plough of DKK 37 million.

EBITA for ALK-Abelló is thus forecast at a loss of approximately DKK 100 million. The forecast does not include any potential payments from Schering-Plough.

Financial review for 2002/03 – Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2001/02.

Income statement
The operating profit has been reviewed above for each segment.

Operating profit (EBIT)

DKKm	
Chr. Hansen	371
ALK-Abelló	(102)
Holding/eliminations	0
Chr. Hansen Group	269

Holding/eliminations include costs totalling DKK 16 million for the preparation of a potential independent listing of ALK-Abelló.

Net financial expenses including exchange rate losses etc. totalled DKK 130 million compared to DKK 135 million last year. Net interest income amounted to DKK 118 million, which was DKK 20 million lower than last year.

Profit from ordinary activities before tax amounted to DKK 139 million compared to DKK 173 million last year.

Tax calculated on the profit from ordinary activities for the year was DKK 59 million, equivalent to 42% of profit compared to 53% last year. The falling tax rate was primarily the result of prior-year adjustments and the effect of special legislation in certain countries. The reason for the continued relatively high tax rate was that a significant part of goodwill amortization is not tax deductible, and that a relatively large proportion of the Group's earnings derives from countries with a high tax rate.

Extraordinary expenses after tax were a provision of DKK 40 million relating to an arbitration award made by a Serbian arbitration tribunal in 1995. The arbitration award had been brought before La Cour d'Appel in Paris for execution, where Chr. Hansen Holding A/S rejected the claim, among other things because fundamental rules of due process were disregarded and serious procedural mistakes were made during the arbitration proceedings in Serbia. In February 2003, La Cour d'Appel in Paris ruled that the arbitration award could be enforced in France. Chr. Hansen Holding A/S has appealed the case to the Supreme Court of France, which is expected to hear the case in late 2004. Chr. Hansen Holding A/S has no assets in France.

The Chr. Hansen Group's net profit including minority interests was DKK 40 million compared to DKK 82 million last year, and net profit attributable to Chr. Hansen Holding A/S was DKK 9 million compared to DKK 49 million last year.

Cash flow

DKKm	**02/03**	01/02
Operating profit	**269**	303
Depreciation, amortization and impairment	**297**	306
Change in working capital, adjustments, etc.	**(14)**	183
Interest and tax paid	**(280)**	(237)
Cash flow from operating activities	**272**	555
Investments	**(282)**	(226)
Free cash flow	**(10)**	329

Earnings per share (EPS) amounted to DKK 0.9 including extraordinary items, compared to DKK 4.8 last year.

Balance sheet
The invested capital fell by DKK 159 million from DKK 4,329 million at the end of 2001/02 to DKK 4,170 million at the end of 2002/03.

Equity stood at DKK 1,911 million, equivalent to 36% of total assets.

Net interest-bearing debt was reduced by DKK 17 million from DKK 2,314 million at the end of 2001/02 to DKK 2,297 million at the end of 2002/03.

The change in equity was composed as follows:

DKKm	
Net profit for the year	9
Dividend	(20)
Exchange rate adjustments	(55)
Hedges of future transactions	0
Total decrease in equity	(66)

Investments

DKKm	**02/03**	01/02
Gross investments in:		
Chr. Hansen	**244**	236
ALK-Abelló	**66**	61
Gross investments, total	**310**	297
Disposals, etc.	**(28)**	(71)
Investments	**282**	226

Events after the end of the financial year
No other significant events have taken place after the end of the financial year than the above mentioned events relating to ALK-Abelló, see page 8.

The Chr. Hansen Group's outlook for 2003/04

Assumptions. A stabilization of the global economy, and interest rates and exchange rates prevailing at the current levels, including an exchange rate of USD 1 = DKK 6.40.

Revenue is forecast at approximately DKK 4.3-4.4 billion, equivalent to organic growth of approximately 4-5%.

Profit from ordinary activities before tax. The EBITA forecasts are commented on under each sector. EBIT for the Group (operating profit before interest and tax) is forecast at DKK 250-290 million. The forecast of Group profit from ordinary activities before tax is DKK 140-170 million compared to DKK 139 million in 2002/03.

Annual general meeting

The annual general meeting of Chr. Hansen Holding A/S will be held at 4:15 p.m. on December 17, 2003 at the corporate headquarters in Hørsholm, Denmark. Ahead of the general meeting, the company will be making a presentation of Group activities at 3:00 p.m.

The Board of Directors intends to propose to the coming annual general meeting that dividends be paid at the same level as last year, i.e. DKK 2 per share of DKK 10, equivalent to 20% of the nominal share capital. Dividends will be paid out on December 23, 2003.

Furthermore, the Board of Directors intends to propose amendments to the articles of association for a renewed authority to the Board to issue warrants for new B shares and, as a consequence thereof, a proposal for a renewed authority to issue new B shares when warrants are exercised, and a concurrent increase of the AA share capital to retain the ratio between the B share class on the one hand and the A and AA share classes on the other hand, and a proposal to amend the powers to sign for the company.

The print version of the annual report for 2002/03 is expected to be available on November 27, 2003.

Financial calendar

December 17, 2003	Annual general meeting
January 28, 2004	Three month report 2003/04
April 29, 2004	Six month report 2003/04
July 5, 2004	Nine month report 2003/04
Week 47, 2004	Announcement of 2003/04 financial results

A meeting for analysts will be held today at 15:00 p.m. at the corporate headquarters in Hørsholm.

The meeting will be web cast in English at www.chr-hansen.com.

Forward-looking statements
This report contains forward-looking statements, including forecasts of future revenue and operating profit. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause actual developments and results to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Hørsholm, November 18, 2003
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

KEY FIGURES
FOR THE CHR. HANSEN GROUP

DKKm	Fully diluted key figures 2002/03	2002/03	2001/02	2000/01	1999/00	1998/99
Income statement						
Revenue		**4,336**	4,660	4,648	4,305	3,544
Operating profit before amortization of goodwill (EBITA)		**336**	373	346	495	445
Operating profit (EBIT)		**269**	303	272	423	406
Net financial items		**(130)**	(130)	(158)	(111)	(100)
One-off expenses/income		**-**	-	(74)	-	30
Profit from ordinary activities before tax		**139**	173	40	312	336
Extraordinary costs after tax		**(40)**	-	-	-	-
Net profit/(loss)for the year		**9**	49	(38)	163	172
Operating profit before depreciation and amortization (EBITDA)		**566**	609	583	691	603
Average number of employees		**3,561**	3,423	3,622	3,601	3,208
Balance sheet						
Total assets		**5,236**	5,388	5,897	6,006	4,839
Invested capital		**4,170**	4,329	4,792	4,814	3,761
Net interest-bearing debt		**2,297**	2,314	2,654	2,508	1,726
Equity	**1,927**	**1,911**	1,977	2,115	2,242	1,960
Cash flow and investments						
Depreciation and amortization		**297**	306	311	268	197
of which amortization of goodwill		***67***	*70*	*74*	*71*	*40*
Cash flow from operating activities		**272**	555	247	140	328
Cash flow from investing activities		**(282)**	(226)	(354)	(742)	(1,535)
Free cash flow		**(10)**	329	(107)	(602)	(1,209)
Information on shares						
Dividend pay-out ratio		**20**	20	20	35	25
Share capital		**101**	101	101	101	101
Shares in thousands of DKK 10 each	**10,193**	**10,128**	10,128	10,128	10,128	10,128
Share price - DKK		**295**	233	258	275	353
Key figures						
Operating margin before amortization of goodwill (EBITA)		**7.8**	8.0	7.4	11.5	12.6
Operating margin (EBIT)		**6.2**	6.5	5.9	9.8	11.4
RONFA (Profit ratio 1)		**5.3**	5.6	4.8	8.2	10.8
ROAIC		**6.3**	6.6	5.7	9.9	13.3
ROACE		**7.3**	7.7	6.9	11.4	14.3
Equity ratio	**36.8**	**36.5**	36.7	35.9	37.3	40.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**11.5**	**11.5**	11.7	3.5	23.1	20.9
Earnings per share (EPS) - DKK	**4.9**	**4.9**	4.8	(3.8)	16.1	17.0
Cash flow per share (CFPS) - DKK	**23.7**	**23.8**	51.5	21.5	11.2	30.1
Price earnings ratio (PE)	**60.5**	**60.4**	48.6	(68.2)	17.1	20.8
Price cash flow (PCF)	**12.4**	**12.4**	4.5	12.0	24.5	11.8
Net asset value per share - DKK	**189.1**	**188.7**	195.2	208.8	221.4	193.5
Share price/Net asset value	**1.6**	**1.6**	1.2	1.2	1.2	1.8
Pay-out ratio		**213.0**	41.6	(52.9)	21.7	14.7
Growth						
Revenue		**4,336**	4,660	4,648	4,305	3,544
Growth in %		***(7)***	-	*8*	*21*	*15*
The growth is composed as follows:						
Organic growth		**2**	4	2	4	3
Exchange differences		**(9)**	(4)	4	6	(3)
Acquisitions		**-**	-	2	11	15

Definitions: see page 19

Income Statement, September 1 - August 31

Chr. Hansen Holding A/S				Chr. Hansen Group	
2001/02	**2002/03**	Note	DKKm	**2002/03**	2001/02
-	-	1	**Revenue**	**4,336**	4,660
-	-		Cost of sales	**2,406**	2,714
-	-		**Gross profit**	**1,930**	1,946
-	-		Research and development costs	**486**	418
-	-		Sales and marketing expenses	**714**	726
30	**27**		Administrative expenses	**422**	448
68	**69**		Other operating income	**39**	40
32	**42**		Other operating expenses	**11**	21
6	**0**		**Operating profit before amortization of goodwill**	**336**	373
-	-		Amortization of goodwill	**67**	70
6	**0**		**Operating profit**	**269**	303
137	**115**		Profit before tax from subsidiaries	-	-
5	-		Profit before tax from associates	-	5
35	**29**		Interest income and other financial income	**9**	37
63	**57**		Interest expenses and other financial expenses	**139**	172
120	**87**		**Profit from ordinary activities before tax**	**139**	173
71	**38**		Tax on profit from ordinary activities	**59**	91
49	**49**		**Profit from ordinary activities after tax**	**80**	82
-	**40**		Extraordinary costs after tax	**40**	-
49	**9**		**Profit for the year including minority interests**	**40**	82
-	-		Minority shareholders' share of the profit of subsidiaries	**31**	33
49	**9**		**Net profit for the year**	**9**	49
4.8	**0.9**		Earnings per share (EPS) - DKK		
			Net profit for the year is proposed to be distributed as follows:		
20	**20**		Dividend to shareholders, 20% of share capital at August 31, 2003 = DKK 2 per share		
(45)	**(152)**		Reserve for net revaluation according to the equity method		
74	**141**		Transfer to other reserves		
49	**9**				

BALANCE SHEET AT AUGUST 31

Chr. Hansen Holding A/S				Chr. Hansen Group	
2002	**2003**	Note	DKKm	**2003**	2002
			Fixed assets		
			Intangible assets		
-	-		Goodwill	**1,000**	1,115
-	-		Other intangible assets	**216**	247
-	-			**1,216**	1,362
			Property, plant and equipment		
365	**364**		Land and buildings	**1,126**	1,071
32	**27**		Plant and machinery	**589**	580
-	-		Other fixtures and equipment	**148**	154
-	-		Property, plant and equipment in progress	**156**	190
397	**391**			**2,019**	1,995
			Long-term financial assets		
2,040	**1,962**		Investments in subsidiaries	-	-
10	**42**		Receivables from subsidiaries	-	-
3	-		Investments in associates	-	3
1	-		Securities and receivables	**10**	12
-	-		Deferred tax assets	**85**	24
2,054	**2,004**			**95**	39
2,451	**2,395**		**Total fixed assets**	**3,330**	3,396
			Current assets		
			Inventories		
-	-		Raw materials and consumables	**229**	256
-	-		Work in progress	**215**	225
-	-		Manufactured goods and goods for resale	**494**	485
-	-			**938**	966
			Receivables		
-	-		Trade receivables	**672**	682
738	**859**		Receivables from subsidiaries	-	-
5	-		Income tax receivables	**17**	26
11	**10**		Other receivables	**80**	74
-	**2**		Prepayments	**24**	21
754	**871**			**793**	803
-	-		**Cash and cash equivalents**	**175**	223
754	**871**		**Total currents assets**	**1,906**	1,992
3,205	**3,266**		**Total assets**	**5,236**	5,388

BALANCE SHEET AT AUGUST 31

Chr. Hansen Holding A/S				Chr. Hansen Group	
2002	**2003**	Note	DKKm	**2003**	2002
			Equity		
101	**101**		Share capital	**101**	101
231	**-**		Reserve for net revaluation according to the equity method	**-**	-
-	**-**		Hedges of future transactions	**(1)**	(1)
1,625	**1,790**		Other reserves	**1,791**	1,857
20	**20**		Proposed dividend	**20**	20
1,977	**1,911**		**Total equity**	**1,911**	1,977
			Minority interests	**40**	42
			Provisions		
1	**1**		Pensions and similar liabilities	**74**	81
38	**14**		Deferred tax	**47**	64
-	**60**		Other provisions	**63**	7
39	**75**		**Total provisions**	**184**	152
			Debt		
			Long-term debt		
204	**188**		Mortgage debt	**364**	390
592	**343**		Bank loans and financial loans	**1,218**	1,573
-	**-**		Other payables	**1**	1
796	**531**			**1,583**	1,964
			Short-term debt		
15	**16**		Mortgage debt and other long-term debt	**44**	71
243	**612**		Bank loans and financial loans	**856**	514
17	**10**		Trade payables	**264**	261
97	**93**		Payables to subsidiaries	**-**	-
-	**-**		Income taxes	**28**	52
21	**18**		Other payables	**278**	299
-	**-**		Deferred income	**48**	56
393	**749**			**1,518**	1,253
1,189	**1,280**		**Total debt**	**3,101**	3,217
3,205	**3,266**		**Total equity and liabilities**	**5,236**	5,388

CASH FLOW STATEMENT, SEPTEMBER 1 TO AUGUST 31

DKKm	Note	Chr. Hansen Group 2002/03	2001/02
Operating profit		**269**	303
Adjustments	A	**354**	259
Change in working capital	B	**(71)**	230
One-off expenses paid		**-**	(20)
Interest income and other financial income received		**9**	37
Interest expenses and other financial expenses paid		**(139)**	(172)
Income taxes paid		**(150)**	(82)
Cash flow from operating activities		**272**	555
Acquisitions of companies and operations	C	**(13)**	-
Additions - intangible assets		**(16)**	(10)
Additions - property, plant and equipment		**(281)**	(287)
Sale of property, plant and equipment		**25**	36
Change in other long-term financial assets		**3**	35
Cash flow from investing activities		**(282)**	(226)
Free cash flow		**(10)**	329
Dividend paid to Chr. Hansen Holding A/S' shareholders		**(20)**	(20)
Change in financial liabilities		**13**	(227)
Change in minority interests		**(32)**	(31)
Cash flow from financing activities		**(39)**	(278)
Net cash flow for the year		**(49)**	51
Cash and cash equivalents at September 1		**223**	178
Unrealized gain/(loss) on foreign currency carried as cash and cash equivalents		**1**	(6)
Net cash flow for the year		**(49)**	51
Cash and cash equivalents at August 31		**175**	223
A Adjustments			
Depreciation and amortization		**297**	306
Change in provisions		**57**	(47)
Total		**354**	259
B Change in working capital			
Inventories		**(2)**	171
Receivables		**41**	(96)
Trade payables		**8**	(14)
Other payables		**(118)**	169
Total		**(71)**	230
C Acquisitions of companies and operations			
Intangible assets		**(1)**	-
Property, plant and equipment		**(5)**	-
Inventories		**(2)**	-
Receivables		**(5)**	-
Cash and cash equivalents		**(1)**	-
Net assets		**(14)**	-
Cash and cash equivalents		**1**	-
Total		**(13)**	-

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the

EQUITY

DKKm

Chr. Hansen Holding A/S

	Share capital	Reserve for net reval. accord. to equity method	Hedges of future trans- actions	Other reserves	Dividend	Total equity
Equity at September 1, 2001	**101**	**442**	**-**	**1,551**	**20**	**2,114**
Dividend paid					(20)	(20)
Net profit for the year				49		49
Proposed dividend				(20)	20	-
Foreign currency translation adjustments in foreign subsidiaries		162				(162)
Hedges of future transactions, movement for the year		(4)				(4)
Transferred from net profit/(loss) for the year		(45)		45		-
Equity at August 31, 2002	**101**	**231**	**-**	**1,625**	**20**	**1,977**
Equity at September 1, 2002	**101**	**231**	**-**	**1,625**	**20**	**1,977**
Adjustment to prior years		(24)		24		-
Dividend paid					(20)	(20)
Net profit for the year				9		9
Proposed dividend				(20)	20	-
Foreign currency translation adjustments in foreign subsidiaries		(55)				(55)
Hedges of future transactions, movement for the year		-				-
Transferred from profit/(loss) for the year		(152)		152		-
Equity at August 31, 2003	**101**	**-**	**-**	**1,790**	**20**	**1,911**

Chr. Hansen Group

	Share capital	Reserve for net reval. accord. to equity method	Hedges of future trans- actions	Other reserves	Dividend	Total equity	Minority share- holders
Equity at September 1, 2001	**101**	**-**	**3**	**1,990**	**20**	**2,114**	**42**
Dividend paid					(20)	(20)	(30)
Net profit for the year				49		49	33
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(162)		(162)	(3)
Hedges of future transactions, movement for the year			(4)			(4)	
Equity at August 31, 2002	**101**	**-**	**(1)**	**1,857**	**20**	**1,977**	**42**
Equity at September 1, 2002	**101**	**-**	**(1)**	**1,857**	**20**	**1,977**	**42**
Dividend paid					(20)	(20)	(32)
Net profit for the year				9		9	31
Proposed dividend				(20)	20	-	
Foreign currency translation adjustments in foreign subsidiaries				(55)		(55)	(1)
Hedges of future transactions, movement for the year			-			-	
Equity at August 31, 2003	**101**	**-**	**(1)**	**1,791**	**20**	**1,911**	**40**

NOTES TO THE INCOME STATEMENT

Chr. Hansen Holding A/S			Chr. Hansen Group	
2001/02	**2002/03**	DKKm	**2002/03**	2001/02
		1 Revenue		
		Geographical segments		
		Denmark	**79**	75
		Europe (excl. Denmark)	**2,341**	2,322
		North America	**1,348**	1,620
		Other markets	**568**	643
		Total	**4,336**	4,660
		Sectors		
		Ingredients Sector	**3,345**	3,680
		Allergy Sector	**991**	980
		Total	**4,336**	4,660

The geographical segment information above is based on customer location.

SEGMENT INFORMATION

Chr. Hansen Group

DKKm	Ingredients 2002/03	Ingredients 2001/02	Allergy 2002/03	Allergy 2001/02	Holding/-eliminations 2002/03	Holding/-eliminations 2001/02	Chr. Hansen Group 2002/03	Chr. Hansen Group 2001/02
INCOME STATEMENT								
Revenue	**3,345**	3,681	**991**	980	**-**	(1)	**4,336**	4,660
Cost of sales	**(2,015)**	(2,307)	**(398)**	(414)	**7**	7	**(2,406)**	(2,714)
Gross profit	**1,330**	1,374	**593**	566	**7**	6	**1,930**	1,946
Research and development costs	**(228)**	(228)	**(278)**	(213)	**20**	23	**(486)**	(418)
Capacity costs, etc.	**(667)**	(730)	**(414)**	(400)	**(27)**	(25)	**(1,108)**	(1,155)
Operating profit/(loss) before amortization of goodwill (EBITA)	**435**	416	**(99)**	(47)	**-**	4	**336**	373
Amortization of goodwill	**(64)**	(67)	**(3)**	(3)	**-**	-	**(67)**	(70)
Operating profit/(loss) (EBIT)	**371**	349	**(102)**	(50)	**-**	4	**269**	303
Profit/(loss) from ordinary activities before tax	**293**	273	**(126)**	(77)	**(28)**	(23)	**139**	173
BALANCE SHEET								
Intangible assets	**1,092**	1,218	**124**	144	**-**	-	**1,216**	1,362
Property, plant and equipment	**1,380**	1,374	**248**	224	**391**	397	**2,019**	1,995
Long-term financial assets	**39**	30	**55**	6	**1**	3	**95**	39
Total fixed assets	**2,511**	2,622	**427**	374	**392**	400	**3,330**	3,396
Inventories	**656**	644	**282**	322	**-**	-	**938**	966
Receivables	**625**	629	**156**	258	**12**	(84)	**793**	803
Cash and cash equivalents	**60**	123	**115**	99	**-**	1	**175**	223
Total current assets	**1,341**	1,396	**553**	679	**12**	(83)	**1,906**	1,992
Total assets	**3,852**	4,018	**980**	1,053	**404**	317	**5,236**	5,388
Equity	**1,961**	1,933	**(168)**	106	**118**	(62)	**1,911**	1,977
Minority interests	**16**	16	**24**	26	**-**	-	**40**	42
Provisions	**63**	64	**46**	49	**75**	39	**184**	152
Long-term debt	**964**	1,069	**88**	98	**531**	797	**1,583**	1,964
Short-term debt	**848**	936	**990**	774	**(320)**	(457)	**1,518**	1,253
Total debt	**1,812**	2,005	**1,078**	872	**211**	340	**3,101**	3,217
Total equity and liabilities	**3,852**	4,018	**980**	1,053	**404**	317	**5,236**	5,388
INVESTMENTS								
Invested capital	**3,264**	3,209	**592**	744	**314**	376	**4,170**	4,329
Investments in fixed assets	**214**	157	**58**	60	**10**	9	**282**	226

Geographical segments*

	Fixed assets 2003	Fixed assets 2002	Current assets 2003	Current assets 2002	Total assets 2003	Total assets 2002	Investments in fixed assets 2003	Investments in fixed assets 2002
Denmark	**1,827**	1,822	**377**	414	**2,204**	2,236	**93**	43
Europe (excl. Denmark)	**587**	531	**879**	897	**1,466**	1,428	**111**	152
North America	**848**	984	**494**	533	**1,342**	1,517	**59**	20
Other markets	**68**	59	**156**	148	**224**	207	**19**	11
Total	**3,330**	3,396	**1,906**	1,992	**5,236**	5,388	**282**	226

The geographical segment information above is based on location of assets.

*) Revenue is stated in note 1

Definitions

Invested capital	*Intangible assets, property, plant and equipment, inventories and receivables excluding provisions (deferred tax excluded), trade payables, other payables and minorities*
Operating margin before amortization of goodwill (EBITA)	*Operating profit before amortization of goodwill x 100/Revenue*
Operating margin (EBIT)	*Operating profit x 100/Revenue*
RONFA (Profit ratio 1)	*Operating profit x 100/Average non-interest-bearing assets*
ROAIC	*Return on average invested capital (Operating profit x 100/Average invested capital)*
ROACE	*Return on average capital employed (Operating profit before amortization of goodwill x 100/Average invested capital, accumulated amortization of goodwill)*
Equity ratio	*Equity at year-end x 100/Equity and liabilities at year-end*
Earnings per share before amortization of goodwill (EPSAA)	*Net profit/(loss) for the year excluding extraordinary expenses and excluding amortization of goodwill/ Average number of shares*
Earnings per share (EPS)	*Net profit/(loss) for the year excluding extraordinary expenses/Average number of shares*
Cash flow per share (CFPS)	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net profit/(loss) for the year*

EPS, CFPS, PE, PCF and fully diluted ket figures are calculated in accordance with "Recommendations and Ratios 1997" issued by the Danish Association of Financial Analysts.

For the calculation of fully diluted key figures, the effect of warrants issued as at August 31, 2003, has been included in equity and the number of shares, respectively.


Dedicated to Value Creation
CHR HAN
Co

Mr. Sven Dyrløv Madsen, chairman of the board of directors has passed away

27-11-2003

It is with deep regret that Chr. Hansen Holding A/S announces that Mr. Sven Dyrløv Madsen, the company's chairman for more than 12 years, passed away on November 25, 2003, after a short illness.

Sven Dyrløv Madsen succeeded Mr. Niels Harboe as chairman of the company's board of directors and has since contributed considerably to the continued development and growth of the Chr. Hansen Group.

The vice-chairman of the board of directors, Mr. Jørgen Worning, will act as chairman until the board of directors may appoint another chairman.

Hørsholm, November 27, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Erik Sørensen, phone +45 45 74 74 74.

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Notice of annual general meeting

01-12-2003

Notice is hereby given that Chr. Hansen Holding A/S is holding its annual general meeting on Wednesday, December 17, 2003 at 4.15 p.m. at the address of the Company, Bøge Allé 10-12, DK-2970 Hørsholm.

Prior to the annual general meeting, the company will give a presentation of its activities. The presentation starts at 3. p.m., and all shareholders are welcome.


Notice of annual general meeting

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CHR. HANSEN
Group

03 DEC 15 AM 7:21

Notice is hereby given that

CHR. HANSEN HOLDING A/S

is holding

its ANNUAL GENERAL MEETING

on Wednesday, December 17, 2003 at 4:15 p.m.
at the address of the company, Bøge Allé 10-12, DK-2970 Hørsholm

Prior to the Annual General Meeting, the company will give a presentation of its activities. The presentation will start at 3 p.m., and all shareholders are welcome.

The agenda of the meeting comprises the following items:

1. Directors' report on the activities of the company during the past financial year.
2. Submission of the annual report and adoption thereof and a resolution as to the discharging of the Board of Directors and the Board of Management from their obligations, having adopted the annual report.
3. Adoption of a resolution as to the distribution of income according to the adopted annual report.
4. Election of directors.

   Mr. Nils Axelsen and Mr. Jørgen Worning will retire by rotation, cf. Article 5.2 of the Articles of Association. The Board of Directors proposes re-election of both board members. For information on offices held in other Danish public companies by the board members, please see the annual report.

   The Board of Directors proposes new election of Mr. Carsten Lønfeldt (56). Carsten Lønfeldt is Group Director of Coloplast A/S and a member of the Board of Directors of NESA A/S and Polaris Management A/S.
5. Election of two independent accountants.

   The Board of Directors proposes re-election of Deloitte & Touche Statsautoriseret Revisionsaktieselskab and of KPMG C. Jespersen Statsautoriseret Revisionsinteressentskab.
6. Proposed amendment of the company's Articles of Association: A new Article 2.8 authorizing the Board of Directors to issue warrants entitling to the subscription of new B shares; an increase of the nominal share capital in Article 2.9, which will authorize the Board of Directors to issue new B shares in connection with the exercise of warrants and to concurrently issue AA shares in order to retain the ratio between the A and AA share classes, on the one hand, and the B share class, on the other hand; and an amendment of the powers to sign for the company in Article 6.1, so that the joint signatures of two members of the Board of Management without one of them being the President and CEO shall bind the company.
7. Authorization to the Board of Directors to acquire own B shares.
8. Any other business.

Re item 6 of the agenda –
proposed amendment of the company's Articles of Association

1. In accordance with the existing authorization in Article 2.8 of the company's Articles of Association, the Board of Directors has issued warrants in two tranches entitling members of the Corporate Management to subscribe, in each tranche, up to DKK 650,000 nominal value of B share capital in aggregate, or 65,000 B shares of DKK 10 nominal value each. The Board of Directors therefore

proposes that the authorization of the Board of Directors be renewed and extended to 2008, and that Article 2.8, which has the following wording:

"The Board of Directors is authorized to make one or more issues of warrants to executives and senior managers of the company, its subsidiaries and associated companies to subscribe up to DKK 1,500,000 nominal value of B share capital, equivalent to 150,000 B shares of DKK 10 nominal value each.

The authorization shall be in force until December 18, 2005, but may be extended for one or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to any warrants so issued. No consideration shall be payable on the grant of the warrants. The specific terms and conditions shall be laid down by the Board of Directors.

At its meeting held on April 30, 2003, the Board of Directors used part of this authority to issue warrants entitling executives to subscribe up to DKK 650,000 nominal value of B share capital in aggregate, or 65,000 B shares of DKK 10 nominal value each. The terms and conditions for the warrants appear from the warrant plan and standard warrant award agreement. This material is enclosed as Appendix 1 to these Articles of Association and shall constitute an integral part hereof.

At its meeting held on September 1, 2003, the Board of Directors used part of this authority to issue additional warrants entitling executives to subscribe up to DKK 650,000 nominal value of B share capital in aggregate, or 65,000 B shares of DKK 10 nominal value each. The terms and conditions for the warrants appear from the warrant plan attached to these Articles of Association as Appendix 1 and the standard warrant award agreement of September 1, 2003 attached to these Articles of Association as Appendix 2, which shall constitute an integral part of these Articles of Association."

be amended to read:

"The Board of Directors is authorized to make one or more issues of warrants to executives and senior managers of the company, its subsidiaries and associated companies to subscribe up to DKK 1,500,000 nominal value of B share capital, equivalent to 150,000 B shares of DKK 10 nominal value each.

The authorization shall be in force until December 17, 2008, but may be extended for one or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to any warrants so issued. No consideration shall be payable on the grant of the warrants. The specific terms and conditions shall be laid down by the Board of Directors.

At its meeting held on April 30, 2003, the Board of Directors used part of a previous authority in Article 2.8 announced at the Annual General Meeting held on December 18, 2000 to issue warrants entitling executives to subscribe up to DKK 650,000 nominal value of B share capital in aggregate, or 65,000 B shares of DKK 10 nominal value each. The terms and conditions for the warrants appear from the warrant plan and standard warrant award agreement. This material is enclosed as Appendix 1 to these Articles of Association and shall constitute an integral part hereof.

At its meeting held on September 1, 2003, the Board of Directors used part of a previous authority in Article 2.8 announced at the Annual General Meeting held on December 18, 2000 to issue additional warrants entitling executives to subscribe up to DKK 650,000 nominal value of B share capital in aggregate, or 65,000 B shares of DKK 10 nominal value each. The terms and conditions for the warrants appear from the warrant plan attached to these Articles of Association as Appendix 1 and the standard warrant award agreement of September 1, 2003 attached to these Articles of Association as Appendix 2, which shall constitute an integral part of these Articles of Association."

2. To provide the Board of Directors with the possibility to issues new B shares when the warrants already issued and warrants issued by the Board of Directors in future are exercised and to concurrently issue new AA shares to retain the ratio between the A and AA share capital, on the one hand, and the B share capital, on the other hand, the Board of Directors proposes that Article 2.9 which has the following wording:

CHR HANSEN



Group

"The Board of Directors shall be authorized to increase the B share capital by one or more issues of shares up to DKK 1,500,000 nominal value or 150,000 B shares of DKK 10 nominal value each for cash payment in connection with the exercise of warrants issued under Article 2.8 above.

The authorization shall be in force until December 18, 2005, but may be extended for one or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to the new shares issued under this authorization. The Board of Directors shall lay down the specific terms and conditions governing the capital increase.

On each capital increase under this authorization, the ratio between A and AA shares, on the one hand, and B shares, on the other hand, shall be retained. The Board of Directors is therefore authorized to pass resolutions to increase the share capital by one or more issues of new shares up to DKK 150,000 nominal value of AA share capital, equivalent to 15,000 AA shares of DKK 10 nominal value each for cash payment in connection with the Board of Directors' resolution to issue new B shares. The price of the new AA shares shall be the market price of the B shares at the subscription time. The existing A shareholders and AA shareholders shall have joint rights of pre-emption to the new AA shares that are issued, exercisable pro rata in proportion to each shareholder's holding of A or AA shares."

be amended to read:

"The Board of Directors shall be authorized to increase the B share capital by one or more issues of shares up to DKK 2,800,000 nominal value or 280,000 B shares of DKK 10 nominal value each for cash payment in connection with the exercise of warrants issued under the existing and previous authorization set out in Article 2.8 above.

The authorization shall be in force until December 17, 2008, but may be extended for one or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to the new shares issued under this authorization. The Board of Directors shall lay down the specific terms and conditions governing the capital increase.

On each capital increase under this authorization, the ratio between A and AA shares, on the one hand, and B shares, on the other hand, shall be retained. The Board of Directors is therefore authorized to pass resolutions to increase the share capital by one or more issues of new shares up to DKK 280,000 nominal value of AA share capital, equivalent to 28,000 AA shares of DKK 10 nominal value each for cash payment in connection with the Board of Directors' resolution to issue new B shares. The price of the new AA shares shall be the market price of the B shares at the subscription time. The existing A shareholders and AA shareholders shall have joint rights of pre-emption to the new AA shares that are issued, exercisable pro rata in proportion to each shareholder's holding of A or AA shares."

3. To enable two members of the Board of Management to jointly sign for the company without one of them being the President and CEO, the Board of Directors proposes that Article 6.1 of the company's Articles of Association, which has the following wording:

"The company shall be bound by the signatures of the Chairman or the Vice Chairman of the Board of Directors acting jointly with either one member of the Board of Management or two members of the Board of Directors; or by two members of the Board of Directors acting jointly with one member of the Board of Management; or by one member of the Board of Directors acting jointly with two members of the Board of Management; or by the President and Chief Executive Officer acting jointly with one member of the Board of Management."

be amended to read:

"The company shall be bound by the signatures of the Chairman or the Vice Chairman of the Board of Directors acting jointly with either one member of the Board of Management or two members of the Board of Directors; or by two members of the Board of Directors acting jointly with one member of the Board of Management; or by two members of the Board of Management acting jointly."

The Board of Directors is authorized to make any such amendments and additions to the adopted proposals or the amended Articles of Association as required by the Danish Commerce and Companies Agency as a condition for registration or as recommended as appropriate.

The adoption of the proposal requires a qualified majority of votes in accordance with Article 4.10 of the company's Articles of Association, pursuant to which the proposal shall be adopted by at least two-thirds of both the votes cast and the voting shares represented at the Annual General Meeting.

Re item 7 of the agenda –
proposed authorization to the Board of Directors to acquire own B shares

The Board of Directors proposes that the shareholders at the Annual General Meeting authorize the Board of Directors – until the next Annual General Meeting – to let the company acquire own B shares with a nominal value of up to 10% of the class B share capital. The consideration for such shares shall not deviate by more than 10% from the price of the B shares quoted by the Copenhagen Stock Exchange at the time of acquisition.

The adoption of the proposal requires a simple majority of votes.

The agenda, the audited annual report and the complete resolutions to be proposed at the Annual General Meeting are available for inspection by the shareholders at the company's offices, Bøge Allé 10-12, Hørsholm, Denmark. The agenda and the complete resolutions to be proposed at the Annual General Meeting will be sent to all shareholders recorded in the register of shareholders. The audited annual report will be sent to all shareholders recorded in the register of shareholders having so requested.

In pursuance of the Articles of Association, admission cards and voting papers for the Annual General Meeting must be obtained not later than on Friday, December 12, 2003. This may be done by filling in the attached request form and sending it to Danske Bank using the enclosed reply envelope. Admission cards and voting papers may also be ordered at www.chr-hansen.com or www.danskebank/GFCHRHAN, with Danske Bank directly on tel. +45 43 39 28 85 or with the company's shareholder secretariat on tel. +45 45 74 74 74.

If you cannot attend the Annual General Meeting, the Board of Directors proposes that proxy be given to the Board to vote at the Annual General Meeting. Proxy may be given on the above mentioned request form.

The dividend adopted by the Annual General Meeting for the 2002/03 financial year, less applicable withholding tax, will be paid on Tuesday, December 23, 2003, to A shareholders at their registered addresses. Dividend to B shareholders will be transferred directly from the Danish Securities Centre on the same date, provided that the shares are registered with the Centre.

Prior to the Annual General Meeting, the company will give a presentation of the Ingredients Sector and the Allergy Sector. The presentation starts at 3 p.m., and all shareholders are welcome.

Immediately after the Annual General Meeting, the Board of Directors invites shareholders attending the meeting for refreshments.

The Annual General Meeting will be conducted in Danish.

Hørsholm, November 28, 2003

THE BOARD OF DIRECTORS